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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
              (PURSUANT TO SECTION 14(d)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 4)
                        (Final Amendment)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 4)

                         DEP Corporation
                    (Name Of Subject Company)

                   Henkel Acquisition Corp. II
                           Henkel KGaA
                            (Bidders)

                         ---------------

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                           233202-40-7
              (CUSIP Number of Class of Securities)

                         ---------------

                     Ms. Petra U. Hammerlein
                           Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                             Germany
                         49-211-797-3362
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications
                       on Behalf of Bidder)

                         ---------------

                             COPY TO:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000


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      Henkel Acquisition Corp. II ("Purchaser") and Henkel KGaA
("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on July 20, 1998, as previously amended (the "Statement"), with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share, of DEP Corporation, a Delaware corporation, for a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 4. This amendment, which constitutes the Final Amendment to the Statement pursuant to Instruction D to Schedule 14D-1, also amends and supplements the Schedule 13D of Parent and Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

      The Offer expired at 12:00 midnight, New York City time, on Friday, August 14, 1998. Prior to the expiration of the Offer, 6,467,505 Shares had been tendered pursuant to the Offer (including 18,300 Shares tendered pursuant to the procedure for guaranteed delivery). Purchaser, by oral notice to the Depositary, accepted for payment and thereby purchased all Shares validly tendered prior to the expiration of the Offer.

      ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 of the Statement is hereby amended and supplemented by adding thereto the following:

      On Monday, August 17, 1998, through the purchase by Purchaser of Shares in the Offer, Purchaser and Parent acquired beneficial ownership of approximately 6,467,505 Shares, which constitute approximately 94.1% of the outstanding Shares. Reference is hereby made to the press release issued by Parent on August 17, 1998, a copy of which is attached hereto as exhibit
(g)(2).

      ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) of the Statement is hereby amended and supplemented by adding thereto the following:

      Purchaser hereby confirms, and the second sentence of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is amended to read, as follows: "Any determination concerning the satisfaction of such terms and conditions will be made by Purchaser in its reasonable judgment and such determination will be final and binding on all tendering stockholders."

      Item 10 of the Statement is hereby further amended and supplemented by adding thereto the following:

      On August 17, 1998, Parent issued a press release, a copy of which is included as exhibit (g)(2) hereto and the information contained therein is incorporated herein by reference.


                        Page 2 of 7 Pages
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ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Statement is hereby amended to add the following exhibit:

      (g)(2) Press Release dated August 17, 1998.


                        Page 3 of 7 Pages
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                            SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  August 17, 1998

                             HENKEL ACQUISITION CORP. II


                             by  /s/ Ernest G. Szoke
                               ------------------------------
                               Name: Ernest G. Szoke
                               Title: President and Secretary



                             HENKEL KGaA


                             by /s/ Christoph Kirchner
                               ------------------------------
                               Name: Christoph Kirchner
                               Title: VP Affiliated Companies
                                      Cosmetics


                             by /s/ Petra U. Hammerlein
                               ------------------------------
                               Name: Petra U. Hammerlein
                               Title: Senior Counsel


                       Page 4 of 7 Pages
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                           EXHIBIT INDEX

EXHIBIT
NUMBER      EXHIBIT NAME
-------     ------------

(g)(2)      Press Release dated August 17, 1998.



                       Page 5 of 7 Pages